Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of First Majestic Silver Corp. (the “Company”) held on Thursday, May 25, 2017 at Sutton Place Hotel, 845 Burrard Street, Vancouver, British Columbia.

1.	Fix Number of Directors
The ordinary resolution fixing the number of directors at five was approved by a majority vote of shareholders present in person or represented by proxy.

2.	Election of Directors
The five nominees set out in the Company’s management information circular dated April 17, 2017 (the “Circular”) were elected as directors of the Company by a majority vote of shareholders present in person or represented by proxy as follows:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Keith Neumeyer	38,793,105	98.55	569,376	1.45
Douglas Penrose	38,625,703	98.13	736,777	1.87
Robert McCallum	38,490,678	97.79	871,802	2.21
Marjorie Co	38,915,163	98.86	447,318	1.14
David Shaw	38,584,414	98.02	778,066	1.98

3.	Appointment of Auditors
Deloitte LLP was re-appointed as auditors of the Company and the directors were authorized to fix their remuneration by a majority vote of shareholders present in person or represented by proxy.

4.	Amended and Restated Stock Option Plan
The amended and restated stock option plan of the Company as outlined in the Circular was approved by a majority vote of shareholders present in person or represented by proxy as follows:

Votes For	% For	Votes Against	% Against
22,851,968	60.50	14,920,784	39.50

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

5.	Executive Compensation Advisory Vote
The advisory resolution on the Company’s approach to executive compensation as outlined in the Circular was approved by a majority vote of shareholders present in person or represented by proxy as follows:

Votes For	% For	Votes Against	% Against
36,539,752	92.83	2,822,729	7.17

Dated at Vancouver, British Columbia, this 26th day of May, 2017.

FIRST MAJESTIC SILVER CORP.

“signed”

Connie Lillico
Corporate Secretary

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com